Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2006

Harold E. Selick, Ph.D.
Chief Executive Officer
Threshold Pharmaceuticals, Inc.
1300 Seaport Boulevard
Redwood City, CA 94063

Re: **Threshold Pharmaceuticals, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 28, 2006
        File No. 000-51136

Dear Dr. Selick:

        We have reviewed your filings and have the following comment. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comment, we ask
you to provide us with information so we may better understand your disclosure. Please
be as detailed as necessary in your explanation. After reviewing this information, we
may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7: Management's Discussion And Analysis Of Financial Condition And Results Of
Operations, page 46

Research and Development Expenses, page 47

   1. Please provide us, in disclosure type format, additional disclosure for your R&D
      projects by referring to the Division of Corporation Finance "Current Issues and
      Rulemaking Projects Quarterly Update" under section VIII – Industry Specific
      Issues – Accounting and Disclosure by Companies Engaged in Research and

Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

    a.   The costs incurred during each period presented and <u>to date</u> on the project;
    b.   The nature, timing and estimated costs of the efforts necessary to complete the project;
    c.   The anticipated completion dates for each project;
    d.   The period for each project in which material net cash inflows are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant